SUN LIFE FINANCIAL INC.

NOTICE OF INTENTION

TO MAKE A NORMAL COURSE ISSUER BID

Sun Life Financial Inc. (“Sun Life Financial”) hereby gives notice of its intention to purchase through the facilities of Toronto Stock Exchange (“TSX”) certain of its common shares (the “Shares”) as set out below.

Item 1: Name of Issuer

Sun Life Financial Inc.

Item 2: Shares Sought

The maximum number of Shares of Sun Life Financial that may be acquired pursuant to the normal course issuer bid is 29,098,029, representing approximately 5% of the 581,960,570 issued and outstanding Shares on the date hereof, during the 12-month period during which purchases are permitted. No more than 11,639,211 Shares, representing 2% of the current issued and outstanding Shares, may be purchased during any 30-day period. All Shares purchased pursuant to the normal course issuer bid will be cancelled.

Item 3: Duration

The normal course issuer bid will commence January 12, 2006, and will terminate on the earliest of: (i) January 11, 2007; (ii) the date upon which all of the Shares that may be purchased pursuant to the normal course issuer bid have been purchased by Sun Life Financial; or (iii) the date upon which Sun Life Financial gives notice of its intention to terminate the normal course issuer bid.

Item 4: Method of Acquisition

Purchases of Shares will be effected through the facilities of the TSX in accordance with the policies and rules of the TSX. Sun Life Financial will make no purchases of Shares other than open market purchases. The price that Sun Life Financial will pay for any Shares acquired by it will be the market price of the Shares at the time of acquisition. Sun Life Financial intends to finance the purchase price for the Shares purchased pursuant to this Notice from the general funds of Sun Life Financial.

Item 5: Consideration Offered

There are no restrictions on the normal course issuer bid or the price that Sun Life Financial is prepared to pay for Shares purchased through the open market.

Item 6: Reasons for the Normal Course Issuer Bid

Sun Life Financial generates capital in excess of the amount required to support normal business growth. Sun Life Financial believes that excess capital that cannot be otherwise deployed for a return that is consistent with its financial objectives should be distributed to the owners of the capital (the shareholders) so they can invest it elsewhere. The purchase of the Shares represents an appropriate mechanism for returning capital to the shareholders.

Item 7: Valuation

No valuations in respect of the Shares have been prepared during the past two years.

Item 8: Previous Purchases

Sun Life Financial has purchased 13,473,136 Shares during the past 12 months at an average price of $41.20 per share.

Item 9: Persons Acting Jointly or in Concert with Sun Life Financial

No persons are acting jointly or in concert with Sun Life Financial in connection with the normal course issuer bid.

Item 10: Acceptance by Insiders, Affiliates and Associates

After reasonable inquiry, no director or senior officer of Sun Life Financial, any associate of such director or senior officer, or any person acting jointly or in concert with Sun Life Financial, or person holding 10% or more of any class of equity securities of Sun Life Financial intends to sell Shares of Sun Life Financial during the course of the normal course issuer bid. However, sales of Shares through the facilities of the TSX or otherwise by these persons or companies may occur during such period in the event that the circumstances or decisions of any such person or company change.

Item 11: Benefits from the Normal Course Issuer Bid

Not applicable.

Item 12: Material Changes in the Affairs of the Issuer

There are no previously undisclosed material changes or plans or proposals for material changes in the affairs of Sun Life Financial.

Item 13: Certificate

I, Ron Friesen, the Vice-President, Capital Finance of Sun Life Financial, duly authorized by the Board of Directors of Sun Life Financial, hereby certify on behalf of Sun Life Financial that the foregoing Notice is complete and accurate and in compliance with Rule 6-501 of the rules and the policies on normal course issuer bids of the TSX, and that this Notice contains no untrue statement of a material fact and does not omit to state a material fact to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

DATED: January 10, 2006.

“Ron Friesen”

Ron Friesen

Vice-President, Capital Finance